Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

For use by shareholders of the Company at the Annual General Meeting of the Shareholders to be held on December 16, 2025, at 9:00 a.m. US Eastern time at the Company’s  USA offices at  1700 NW  64th St.  Suite  100, Fort Lauderdale, FL 33309 USA.

(Please use BLOCK CAPITALS)
Shareholder Name: ___________________
Social Security/ID No.: ______________________

For shareholders that are corporations:
Corporation No.: _____________________
Country of Incorporation: ___________________

I being a shareholder of lturan Location and Control Ltd. (the "Company"), hereby constitutes and appoints Mr. Ze'ev Koren, Mr. Israel Baron and Mr. Ariad Sommer, and each one of them, with full power of substitution, to represent the undersigned at the Annual Meeting of the Stockholders of the Company, to be held at the Company's offices at the Company's USA offices at 1700 NW 64th St. Suite 100, Fort Lauderdale, FL 33309 USA, on December 16, 2025,  at 9:00 a.m. US Eastern time and at any adjournment or adjournments thereof, with full powers then possessed by the undersigned, and to vote, at that meeting, or any adjournment or adjournments thereof, all shares of stock which the undersigned would be entitled to vote if personally present, as follows:
(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ITURAN LOCATION AND CONTROL LTD.

December 16, 2025

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided.

Proposals – The Board of Directors recommends a vote FOR Proposals 1 - 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

				FOR	AGAINST	ABSTAIN
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE CORPORATION. AUTHORITY TO VOTE FOR THE ELECTION OF ANY OF THE NOMINEES LISTED ABOVE MAY BE WITHHELD BY LINING THROUGH OR OTHERWISE STRIKING OUT THE NAME OF SUCH NOMINEE.	1.	To appoint Fahn Kanne & co. as the Company’s independent auditors for the fiscal year 2025 and until the close of the next Shareholders' Annual General Meeting.		☐	☐	☐

	2.	To elect the following persons to serve as directors in Class A for additional period until third succeeding Annual General Meeting thereafter.

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, it will be voted FOR Items 1, 2, 3 and 4.
		2.1.	Eyal Sheratzky	☐	☐	☐

Notes:		2.2.	Efraim Sheratzky	☐	☐	☐

1. To be valid, this form of Proxy Card (together with all the required documents as set forth in the Proxy Statement) must be received not later than 48 hours prior to the time set for the meeting (or an adjourned meeting, if such shall take place), and a failure to deposit so shall render the appointment invalid.		2.3.	Tal Sheratzky-Jaffa	☐	☐	☐

		2.4.	Yoav Kahane (Director and an Independent Director)	☐	☐	☐

2. Any alterations to this form must be initialed.	3.	To approve the renewal of the Compensation Policy of the Company that was approved by the shareholders in the general meeting held on December 14, 2022.		☐	☐	☐

3. Completion and return of this Form of Proxy Card will not prevent a member from attending and voting in person at the Meeting.
				YES	NO
	3A.	Do you have a "personal interest" in the approval of the Compensation Policy? *		☐	☐

*If you marked "YES" on Item 3A - please explain and provide additional details on the nature of your "personal interest"

Note: Failure to complete Item 3A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution 3.
				FOR	AGAINST	ABSTAIN
	4.	To elect Mrs. Riki Segev, an external director of the Company, to office for a term of three years, which will commence on December 16, 2025.		☐	☐	☐
				YES	NO
	4A.	Are you a "controlling shareholder" of the Company or do you have "personal interest" in the appointment only due to your relations with the "controlling shareholder"? *		☐	☐

It is unlikely that you are a controlling shareholder or that you have a "personal interest" in the appointment only due to your relations with the "controlling shareholder" and therefore you probably need to check "NO" in the box.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐		Note: Failure to complete Item 4A will render your vote INVALID and your vote will not be counted with respect to the proposed resolution 4.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.